April 30, 2010

Nicholas D. Gerber
Management Director and Chief Executive Officer
United States Brent Oil Fund, LP
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

> **Re: United State Brent Oil Fund, LP**
> **Registration Statement on Form S-1**
> **Supplemental Response Filed April 26, 2010**
> **File No. 333-162015**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 of our letter dated April 23, 2010; however, we are unable to agree that no obligation is created until the registration statement has been declared effective and the initial authorized purchaser has purchased the initial creation basket. Section 3.3 of the limited partnership agreement that you have entered into with Kellogg Capital Group states that the initial limited partner "*shall* purchase the initial Creation Basket at an initial offering price per Unit equal to $50 per Unit." Kellogg Capital signed this agreement as initial limited partner on April 12, 2010. It appears that all remaining conditions to Kellogg's purchase of the units are outside of its control and that we should view execution of the limited partnership agreement as a sale for purposes

of Section 2(a)(3) and Section 5 of the Securities Act of 1933. Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act, Question 134.03. If you have already sold the shares to Kellogg Capital, it is not appropriate to include them on this registration statement. Please tell us how you plan to proceed with this aspect of your offering and revise the disclosure as appropriate.

What is the Plan of Distribution, page 71

2. Your response letter dated April 26, 2010 states that the sale of units to Kellogg Capital is part of the distribution facilitated by the Initial Authorized Purchaser. Please revise to describe Kellogg Capital's participation in the offering and clarify that Kellogg Capital is a statutory underwriter.

Financial Statements and Notes
United States Commodity Funds LLC and Subsidiaries

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Deferred offering costs, page F-19

3. We have considered your response to comment 3. Given that United States Commodity Funds LLC (GP) is not the issuer and will not receive the proceeds from the offerings of the Funds, it does not appear that you have provided a basis in GAAP for charging the offering costs to member's equity, instead of expense, in the financial statements of the GP. Please clarify.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Nicholas D. Gerber
United States Brent Oil Fund, LP
April 30, 2010
Page 4

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James M. Cain, Esquire (*via facsimile*)
        Owen J. Pinkerton, Esquire (*via facsimile*)